Exhibit 99.1
EXECUTION VERSION

This Settlement Agreement (this “Settlement Agreement”) is entered into as of December 10, 2012 (the “Settlement Date”), by and among Cardiome Pharma Corp., a Canadian corporation with offices at 6190 Agronomy Rd., Suite 405, Vancouver, B.C., Canada, V6T 1Z3 (“CARDIOME”), and Merck Sharp & Dohme Corp. (as successor in interest to the entity formerly known as Merck & Co., Inc.), a corporation organized under the laws of New Jersey with offices at One Merck Drive, Whitehouse Station, NJ 08889-0100, U.S.A. (“Merck & Co.”).

WHEREAS, CARDIOME, Merck Sharp & Dohme (Switzerland) GmbH, a company organized under the laws of Switzerland with offices at Rue de Lausanne 27, Sion, 1950, Switzerland (“MSD Switzerland”), and Merck & Co. entered into a Collaboration and License Agreement dated as of April 8, 2009 (the “2009 Collaboration Agreement”) in respect of CARDIOME’s proprietary compound known as RSD1235 (the “Product”);

WHEREAS, CARDIOME and the predecessor in title to MSD Switzerland entered into a Collaboration and License Agreement dated as of October 16, 2003 (the “2003 Collaboration Agreement”) in respect of the Product;

WHEREAS, pursuant to the 2009 Collaboration Agreement, Merck & Co. agreed to provide to CARDIOME a secured, interest-bearing line of credit (the “Line of Credit”), and pursuant thereto, Merck & Co. made certain Advances by way of an executed Promissory Note in tranches to CARDIOME in the aggregate amount of US$50,000,000;

WHEREAS, on September 21, 2012: (i) MSD Switzerland gave notice of termination of the 2003 Collaboration Agreement; and (ii) Merck & Co. and MSD Switzerland gave notice of termination of the 2009 Collaboration Agreement;

WHEREAS, the Parties are transitioning the Product to CARDIOME in accordance with the terms of the 2003 Collaboration Agreement and the 2009 Collaboration Agreement (the “Transition Activities”); and

WHEREAS, the Parties have agreed to settle the repayment terms of the Promissory Note, namely, the repayment of US$20,000,000 as a full and final settlement of amounts owing under the Promissory Note, as set out herein;

NOW, THEREFORE, in consideration of the mutual covenants contained herein, and for other good and valuable consideration, the parties hereto, intending to be legally bound, hereby agree as follows:

1.
All capitalized terms used herein shall have the same meaning as ascribed to them in the 2009 Collaboration Agreement.  To the extent any term or provision of this Settlement Agreement conflicts with any term or provision of the 2009 Collaboration Agreement, the terms of this Settlement Agreement shall prevail.  For the avoidance of doubt, those provisions of the 2009 Collaboration Agreement and the 2003 Collaboration Agreement which are not expressly modified by this Settlement Agreement remain in full force and effect in accordance with the terms of such agreements.

2.
 Upon the earlier of: (i) the substantial completion of the Transition Activities; or (ii) March 31, 2013; (the “Payment Date”), CARDIOME shall pay US$20,000,000 on account of the total amount owing under the Promissory Note (the “Payment Amount”) to Merck & Co., which sum, when paid, shall be accepted by Merck & Co. in full and final settlement of all amounts owing under the Promissory Note as of the Payment Date.  The obligation to make this prepayment shall be deemed to form part of the obligations secured by the security granted to Merck & Co. by the 2009 Collaboration Agreement.

3.
From the Settlement Date until the Payment Date, Merck & Co. shall not exercise any rights under the 2009 Collaboration Agreement, the Line of Credit or the Promissory Note in respect of the Advances and any accrued interest thereon, and no principal or interest under the Line of Credit or the Promissory Note shall be due and payable until the Payment Date (the “Standstill”); provided, however, that Merck & Co. shall not be bound by the Standstill, and shall have the right to enforce its rights under each of this Agreement, the 2009 Collaboration Agreement, the Line of Credit and the Promissory Note if:

a.
there is a material change in the business or affairs of CARDIOME which creates a substantial risk that it will not, or will not be able to, pay in full, on or before March 31, 2013, the Payment Amount, including without limitation (i) any agreement or arrangement to grant of security over a material portion of its assets, or the actual grant of same; and (ii) any agreement or arrangement to sell or dispose of a material portion of its assets out of the ordinary course of business, or the actual sale or disposition of same; and (iii) any agreement or arrangement to enter into a business combination with another party, or the actual entry into of same;

b.	CARDIOME’s liquid assets are any time after the date of execution hereof less than $US25,000,000;

c.
CARDIOME becomes insolvent or is the subject of a filing of any nature under the Companies' Creditors Arrangements Act, the Bankruptcy and Insolvency Act, or any other similar legislation in any jurisdiction, or without limiting the generality of the foregoing, makes an assignment for the benefit of creditors, appoints or suffers  appointment of a receiver or trustee over all or substantially all of its property, is the subject of an application for any bankruptcy or insolvency or restructuring or corporate reorganization or corporate arrangements legislation of any jurisdiction; or

d.	there is a change in control of, or an agreement or arrangement to effect a change in control of, CARDIOME or its business.

To assist Merck & Co. in assessing CARDIOME'S ongoing compliance with the Standstill, CARDIOME agrees to provide current monthly unaudited balance sheets to Merck & Co. within ten days of each month end, and to inform Merck & Co. forthwith of any circumstances which appear likely to trigger events which release Merck & Co. from the Standstill.

4.
Prior to the Payment Date, CARDIOME shall purchase and take delivery from Merck & Co. or an Affiliate of an aggregate amount of Product and API in the value of approximately US$3,000,000.  The exact amounts of Product and API to be purchased by CARDIOME, including the different dosage forms of Product, shall be determined by the parties to this Settlement Agreement no later than December 31, 2012 and shall remain subject to the provisions of Section 17.1(g) of the 2009 Collaboration Agreement.  The valuation of such Product and API shall be determined in accordance with Section 17.1(g) of the 2009 Collaboration Agreement. Upon purchase and delivery of Product and API pursuant to this provision, notwithstanding anything in the 2003 Collaboration Agreement or the 2009 Collaboration Agreement to the contrary, neither Merck & Co. nor MSD Switzerland shall have any further obligation to supply CARDIOME with Product or API.

5.
Effective upon the receipt of the Payment Amount, Merck & Co., on behalf of itself and its Affiliates, including MSD Switzerland, and the directors, officers, shareholders and employees of such entities and the successors and assigns of the foregoing (the “Merck & Co. Releasors”) hereby release CARDIOME and its Affiliates and the directors, managers, officers and employees of such entities (the “CARDIOME Releasees”) from any and all claims under the Promissory Note and any and all accrued interest thereon, other than as expressly set out herein.

6.
Effective upon the receipt of the Payment Amount, Merck & Co., shall execute and deliver an appropriate instrument evidencing the foregoing release and execute such documents and take such actions as may be reasonably requested by CARDIOME to release and discharge any collateral security taken in respect of the Promissory Note.

7.	If, by the Payment Date, Merck & Co. has not received the Payment Amount or an event set out in Section 3(a)-(d) of this Agreement has occurred, then:

a.	the Release of CARDIOME under this Settlement Agreement shall be voided and shall be of no force and effect; and

b.
all amounts due under the Promissory Note, namely US$50,000,000 shall immediately become due and payable and Merck & Co. shall be entitled to pursue any and all remedies available to it under the 2009 Collaboration Agreement, the Line of Credit and the Promissory Note immediately upon termination of the Settlement Agreement, including to enforce the security granted thereunder and its rights to enforce its claims hereunder.

8.
CARDIOME shall provide any documents as deemed necessary by Merck & Co. in furtherance of this Settlement Agreement; provided that notwithstanding any failure by CARDIOME to provide any document required or requested by Merck & Co. in furtherance of this settlement, this Settlement Agreement shall remain in full force and effect as if said documents had been provided.

9.
To the extent necessary to give full effect hereto, the 2009 Collaboration Agreement, the Line of Credit and the Promissory Note in respect of the Advances shall be deemed amended to be consistent with and give full effect to the intent and terms of this agreement.

10.
This Agreement may be signed in any number of counterparts (including by facsimile or electronic transmission), each of which shall be deemed an original, but all of which shall constitute one and the same instrument. After facsimile or electronic transmission, the parties agree to execute and exchange documents with original signatures.

IN WITNESS WHEREOF, the parties have caused this Settlement Agreement to be executed by their duly authorized representatives.

Cardiome Pharma Corp.
By: /s/ William L. Hunter
William Hunter, M.D., Interim Chief Executive Officer and Director

Merck Sharp & Dohme Corp.
By: /s/ Kenneth C. Frazier
Kenneth C. Frazier, Chairman, Chief Executive Officer and President

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